

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

By E-Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Vivus, Inc.**
> **Definitive Additional Materials filed by First Manhattan Co. et al.**
> **Filed July 15, 2013**
> **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

1. We note that First Manhattan has filed a complaint in Delaware to enjoin Vivus from taking any actions to solicit proxies or votes for the Annual Meeting, to direct that the inspector of elections immediately certify the results, and to grant other relief. It has come to our attention that First Manhattan may have also made statements to certain shareholders in one-on-one meetings that as of July 14, 2013, First Manhattan had sufficient votes to elect its entire slate of nominees. Please advise as to how First Manhattan is complying with Rule 14a-9. Refer to Note (d) of Rule 14a-9 which states that claims made prior to a meeting regarding the results of a solicitation are an example of a statement that may be misleading within the meaning of Rule 14a-9.

Please direct any questions to me at (202) 551-3411.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions